SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 1

To

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934.

(RULE 14d-100)

ELECTRONIC ARTS INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Class B Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

Not Applicable

(CUSIP Number of Class of Securities)

Ruth A. Kennedy

Executive Vice President, General Counsel and Secretary

209 Redwood Shores Parkway

Redwood City, CA 94065

(650) 628-1500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Daniel J. Winnike, Esq.

Fenwick & West LLP

801 California Street

Mountain View, California 94041

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,061,223.50	$85.85

(1)	Calculated solely for the purpose of estimating the filing fee. This amount is based upon the purchase of 2,122,447 options to purchase shares of Series B common stock at the purchase price of $0.50 per share.
(2)	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable.

Form or Registration No.: Not Applicable

Filing Party: Not Applicable.

Date Filed: Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Amendment No.1 (this “Amendment”) to issuer tender offer statement on Schedule TO is filed by Electronic Arts Inc., a Delaware corporation (“Electronic Arts Inc.”), in connection with its offer to purchase 2,122,447 options to purchase shares of its Class B common stock, par value $0.01 per share, at a price per share of $0.50. This offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 14, 2003 (the “Offer to Purchase”), which, as may be amended or supplemented from time to time, constitutes the offer. This Amendment amends and supplements the issue tender offer statement on Schedule TO originally filed by Electronic Arts Inc. on March 14, 2003 as set forth below. This Amendment and the Schedule TO are intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934.

Item 4. Terms of the Transaction.

(i) Item 4 of the Schedule TO and Section 3 of the Offer to Purchase (“Procedures for Electing to Participate in the Repurchase Program”) are hereby amended and supplemented to add a sentence immediately following the sentence “We also reserve the right to waive any of the conditions of the Repurchase Program or any defect or irregularity with respect to any particular options or any particular option holder,” on page 4 of the Offer to Purchase as follows:

“In the event that we waive any of the conditions of the Repurchase Program, such waiver shall apply to all options or options holders.”

(ii) Item 4 of the Schedule TO and Section 3 of the Offer to Purchase (“Procedures for Electing to Participate in the Repurchase Program”) are hereby amended and supplemented to add the following sentence:

“Electronic Arts Inc. will not use a certification that a tendering option holder has read and agreed to the terms of the Offer to Purchase as a defense to an action brought against Electronic Arts Inc. by such option holder asserting a violation of securities laws.”

(iii) Item 4 of the Schedule TO and Section 5 of the Offer to Purchase (“Acceptance of Class B Options and Payment of the Purchase Price”) are hereby amended and supplemented to add the following sentences at the end of Section 5 on page 6 of the Offer to Purchase:

“This Offer to Purchase is open only to any holder of outstanding Class B options as of March 14, 2003, which includes only employees of Electronic Arts, those employees who are on an approved leave of absence from his or her employment relationship and any former employee who holds Class B options that have not expired. Consequently unless you are an employee, on a leave of absence or a former employee whose options have not expired as of March 14, 2003, you are not eligible to participate.”

(iv) Item 4 of the Schedule TO and Section 6 of the Offer to Purchase (“Conditions of the Repurchase Program”) are hereby amended and supplemented to replace the sentence “Notwithstanding any other provision of the Repurchase Program, we will not be required to accept any Class B options tendered for cancellation in exchange for the cash payment being offered in the Repurchase Program, and we may terminate or amend the Repurchase Program, or postpone our acceptance and cancellation of any Class B options tendered for exchange, in each case, subject to certain limitations, if at any time on or after March 14, 2003 and prior to April 17, 2003 any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any such case, including any action or omission to act by us, the occurrence of such event or events makes it inadvisable for us to proceed with the Repurchase Program,” starting on page 6 of the Offer to Purchase with the following sentence:

“Notwithstanding any other provision of the Repurchase Program, we will not be required to accept any Class B options tendered for cancellation in exchange for the cash payment being offered in the Repurchase Program, and we may terminate or amend the Repurchase Program, or postpone our acceptance and cancellation of any Class B options tendered for exchange, in each case, subject to certain limitations, if at any time on or after March 14, 2003 and prior to April 17, 2003 any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any such case, the occurrence of such event or events makes it inadvisable for us to proceed with the Repurchase Program:”

(v) Item 4 of the Schedule TO and Section 6 of the Offer to Purchase (“Conditions of the Repurchase Program”) are hereby amended and supplemented to add the following sentence on page 8 of the Offer to Purchase immediately following the subparagraph containing the reference “the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States,”:

“The Company hereby waives as a condition the armed conflict with Iraq that commenced on March 20, 2003.”

(vi) Item 4 of the Schedule TO and Section 6 of the Offer to Purchase (“Conditions of the Repurchase Program”) are hereby amended and supplemented to replace the clause “any change or changes shall have occurred in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of Electronic Arts or our subsidiaries that, in our reasonable judgment, is or may be material to Electronic Arts or our subsidiaries.,” on page 8 of the Offer to Purchase with the following clause:

“any change or changes shall have occurred in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of Electronic Arts or our subsidiaries that, in our reasonable judgment, is or may be materially adverse to Electronic Arts or our subsidiaries.”

Item 11. Additional Information.

(i) The Letter of Transmittal is hereby amended and supplemented to replace the sentence “I have received and read the Offer to Purchase (as the same may be amended from time to time, the “Offer to Purchase”) and understand that I may cancel my options in exchange for a cash payment under the Repurchase Program described in the Offer to Purchase,” on page 1 of the Letter of Transmittal with the following sentence:

“I have received the Offer to Purchase (as the same may be amended from time to time, the “Offer to Purchase”) and understand that I may cancel my options in exchange for a cash payment under the Repurchase Program described in the Offer to Purchase.”

Item 12. Exhibits.

(a	)(1)(A)	Offer to Purchase, dated March 14, 2003.(1)

(a	)(1)(B)	Appendix A: Letter of Transmittal.(1)

(a	)(1)(C)	Appendix B: Employee Income Tax Withholding & Reporting for non-USA Countries.(1)

(a	)(1)(D)	Personnel Option Status Label.(1)

(a	)(2)-(4)	Not applicable.

(a	)(5)(A)	Electronic Arts Inc. Press Release dated March 4, 2003.(2)

(a	)(5)(B)	Electronic Arts Inc. EA Action Employee Communication dated March 4, 2003.(2)

(b	)	Not applicable.

(d	)	Electronic Arts Inc. 2000 Class B Equity Incentive Plan.(3)

(e	)	Not applicable.

(f	)	Not applicable.

(1)	Previously filed with Schedule TO filed on March 14, 2003.
(2)	Previously filed with Schedule TO on March 4, 2003.
(3)	Previously filed as Exhibit 4.01 to Electronic Arts Inc.’s Registration Statement on Form S-8, filed with the Securities and Exchange Commission on May 4, 2001

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ELECTRONIC ARTS INC.

By:	/s/ RUTH A. KENNEDY
Ruth A. Kennedy Executive Vice President, General Counsel and Secretary

March 28, 2003

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)

Offer to Purchase, dated March 14, 2003. Filed as Exhibit 99.(A)(1)(A) to Electronic Arts Inc.’s Schedule TO, filed with the Securities and Exchange Commission on March 14, 2003 and incorporated herein by reference.

(a)(1)(B)

Appendix A: Letter of Transmittal. Filed as Exhibit 99.(A)(1)(B) to Electronic Arts Inc.’s Schedule TO, filed with the Securities and Exchange Commission on March 14, 2003 and incorporated herein by reference.

(a)(1)(C)

Appendix B: Employee Income Tax Withholding & Reporting for non-USA Countries. Filed as Exhibit 99.(A)(1)(C) to Electronic Arts Inc.’s Schedule TO, filed with the Securities and Exchange Commission on March 14, 2003 and incorporated herein by reference.

(a)(1)(D)

Personnel Option Status Label. Filed as Exhibit 99.(A)(1)(D) to Electronic Arts Inc.’s Schedule TO, filed with the Securities and Exchange Commission on March 14, 2003 and incorporated herein by reference.

(a)(5)(A)

Electronic Arts Inc. Press Release dated March 4, 2003. Filed as Exhibit 99.(A)(5)(A) to Electronic Arts Inc.’s Preliminary Schedule TO, filed with the Securities and Exchange Commission on March 4, 2003 and incorporated herein by reference.

(a)(5)(B)

Electronic Arts Inc. EA Action Employee Communication dated March 4, 2003. Filed as Exhibit 99.(A)(5)(B) to Electronic Arts Inc.’s Preliminary Schedule TO, filed with the Securities and Exchange Commission on March 4, 2003 and incorporated herein by reference.

(d)

Electronic Arts Inc. 2000 Class B Equity Incentive Plan. Filed as Exhibit 4.01 to Electronic Arts Inc.’s Registration Statement on Form S-8, filed with the Securities and Exchange Commission on May 4, 2001 and incorporated herein by reference.